



06004891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 – 66806

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

AXES, LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 WEST 45TH STREET – SUITE 16

SEC MAIL
RECEIVED
MAR 0 1 2006

NEW YORK   **NEW YORK**   **10036**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT PIK   **(212) 453 - 3516**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **ROBERT PIK**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **AXES, LLC, as of DECEMBER 31, 2005,**
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____

Signature

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 20☐☐

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, **ROBERT PIK,** swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

AXES, LLC, as of **DECEMBER 31, 2005**, are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal officer,

director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 2009

_____
(Notary Public)



AXES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

AXES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	287,308
Fixed assets, net of accumulated depreciation		
of $648 (Note 3(d))		6,005
Total assets	$	293,313

LIABILITIES AND CAPITAL

Liabilities

Accounts payable and accrued expenses	$	88,039
Total liabilities		88,039
Capital (Note 5)		205,274
Total liabilities and capital	$	293,313

The accompanying notes are an integral part of this statement.

AXES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1 - **Nature of Business**

AXES, LLC, a limited liability company (The "Company") is a New York State company formed in 2004. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). They were granted approval to begin operations as a broker/dealer on July 26, 2005.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- **Going Concern Operation**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has no operating revenue and had no meaningful operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company expects to begin operating revenue during the year. In addition, the company is actively pursuing raising additional capital. There can be no assurance that management's plans, as described above, will be realized.

Note 3 - **Summary of Significant Accounting Policies**

a) *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c) *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) *Equipment*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

Note 3 -   **Summary of Significant Accounting Policies (continued)**

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 4 -   **Related Party**

The Company is provided office space and other services by it parent. The amount paid to the parent was $60,000 for the year ended December 31, 2005.

Note 5 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2005, the Company had net capital of $199,269, which was $99,269 in excess of its required net capital of $100,000. The Company's net capital ratio was 44.18%.

A copy of the Firm's statement of Financial Condition as of December 31, 2005, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
AXES, LLC
25 West 45th Street
New York, NY 10036

We have audited the accompanying statement of financial condition of AXES, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AXES, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 20, 2006

AXES, LLC
INDEPENDENT AUDITORS' COMMENTS

DECEMBER 31, 2005



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
AXES, LLC
25 West 45th Street
New York, NY 10036

In planning and performing our audit of the financial statements of AXES, LLC for the year
ended December 31, 2005, we considered its internal control structure, including procedures for
safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing our opinion of the financial statements and not to provide assurance on the internal
control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we
have made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by AXES, LLC that we considered relevant to the objectives
stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and
net capital under Rule 17a-3 (a) (11); (2) in complying with the exemptive provisions of Rule
15c3-3. We did not review the practices and procedures followed by the Company (1) in making
the quarterly securities examinations, counts, verifications, and comparisons, and the recordation
of differences required by rule 17a-13; (2) in complying with the requirements for prompt
payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal
Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully
paid and excess margin securities of customers as required by Rule 15c3-3, because the Company
does not carry security accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives.

Two of the objectives of an internal control structure and the practices and procedures are to
provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition and
that transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures
listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of AXES, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 20, 2006